Filed pursuant to Rule 433 Registration No. 333-250977 Issuer Free Writing Prospectus Supplementing the Preliminary Prospectus Supplement dated December 15, 2021

GREEN BRICK PARTNERS, INC.
2,000,000 Depositary Shares
Each Representing a 1/1000th Interest in a Share of
5.75% Series A Cumulative Perpetual Preferred Stock
(Liquidation Amount of $25.00 Per Depositary Share)
Final Term Sheet

Issuer:	GREEN BRICK PARTNERS, INC.
Securities:	Depositary shares each representing a 1/1000th fractional interest in a share of 5.75% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)
Number of Shares:	2,000,000 depositary shares (representing 2,000 shares of Series A Preferred Stock)
Option to Purchase Additional Shares:	Up to 300,000 depositary shares (representing 300 shares of Series A Preferred Stock)
Trade Date:	December 17, 2021
Settlement Date:	December 23, 2021 (T + 4)*
Listing:	Expected NYSE “GRBK PRA”
Size:	$50,000,000
Option:	Up to $7,500,000
Maturity Date:	Perpetual (unless redeemed by us on or after December 23, 2026 or in connection with a change of control).

Rating:	A (Egan Jones)
Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by the board of directors, at the rate of 5.75% of the $25,000.00 liquidation preference per share of Series A Preferred Stock (equivalent to $25.00 per depositary share) per year (equivalent to $1,437.50 per share of Series A Preferred Stock per year or $1.4375 per depositary share per year).
Dividend Payment Dates:
Dividends will be payable quarterly in arrears, on or about the 15th day of March, June, September and December of each year, beginning on or about March 15, 2022; provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the immediately preceding or next succeeding business day; provided further that if such business day is in the next succeeding year, such payment shall be made on the immediately preceding business day; provided further that if paid on the next succeeding business day, no interest, additional dividends or other sums will accumulate on the amounts so payable for the period from and after that dividend payment date to the next succeeding business day. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be December 23, 2021. The first dividend, which is scheduled to be paid on or about March 15, 2022 in the amount of $327.43 per share of Series A Preferred Stock (equivalent to $0.3274 per depositary share), will be for less than a full quarter and will cover the period from, and including, the date we issue and sell the depositary shares through, but not including March 15, 2022.

Price to the Public:	100%
Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25,000.00 per share (equivalent to $25.00 per depositary share). Upon liquidation, the holders of the Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accrued but unpaid dividends with respect to such shares.
Optional Redemption:	We may not redeem the Series A Preferred Stock represented by the depositary shares prior to December 23, 2026, which is the fifth anniversary of the date of issuance of the Series A Preferred Stock, except as described below under “Special Optional Redemption Upon a Change of Control.” At any time on or after December 23, 2026, we may, at our option, redeem the Series A Preferred Stock, in whole or from time to time in part, by paying $25,000.00 per share of Series A Preferred Stock (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption.
Special Optional Redemption Upon a Change of Control:	Upon the occurrence of a change of control, we may, at our option, redeem the Series A Preferred Stock represented by the depositary shares, in whole or in part, within 120 days after the first date on which such change of control occurred, for cash, at a redemption price of $25,000.00 per share of Series A Preferred Stock (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption, and the depositary will redeem a proportional number of depositary shares representing the shares redeemed. The circumstances that will constitute a “change of control” will be set forth in the documents governing the Series A Preferred Stock.
Special Conversion Right Upon a Change of Control:	Upon the occurrence of a change of control, each holder of depositary shares representing interests in the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock represented by the depositary shares held by such holder into a number of shares of our common stock (or equivalent value of alternative consideration) at a predetermined ratio.
Share Cap	1.7059
DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00
Depositary Shares CUSIP/ISIN:	392709 200 / US3927092003
Sole Book-Running Manager:	BTIG, LLC
Co-Managers:	InspereX LLC Janney Montgomery Scott LLC
* It is expected that delivery of the depositary shares will be made to investors on or about December 23, 2021, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares prior to the second business day before settlement will be required, by virtue of the fact that the depositary shares initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of depositary shares who wish to trade depositary shares prior to two business days before their date of delivery hereunder should consult their advisors.
This communication is intended for the sole use of the person to whom it is provided by the issuer.
The issuer has ﬁled a registration statement (including a base prospectus dated December 4, 2020) and a preliminary prospectus supplement dated December 15, 2021 with the Securities and Exchange Commission (“SEC”) for the oﬀering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has ﬁled with the SEC for more complete information about the issuer and this oﬀering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the oﬀering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from BTIG, LLC, 65 East 55th Street, New York, NY 10022, email: ProspectusDelivery@btig.com.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.
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